UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

Collaboration Agreement

On September 3, 2021, ProQR Therapeutics N.V. (“ProQR”) entered into a Research and Collaboration Agreement (the “Collaboration Agreement”) with ProQR Therapeutics VIII B.V. (“ProQR VIII” and together with ProQR, the “Company”) and Eli Lilly and Company (“Lilly”). The Collaboration Agreement is for the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. Under the terms of the Collaboration Agreement, the Company and Lilly will seek to use the Company’s proprietary Axiomer® RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the Collaboration Agreement, the Company will grant Lilly certain exclusive and non-exclusive licenses, with the right to grant sublicenses through multiple tiers during a specified time period, to support the parties’ activities and to enable Lilly to develop, manufacture and commercialize products derived from or containing compounds developed pursuant to such agreement. The Collaboration Agreement contemplates collaboration on up to five (5) targets. The Company retains all rights not granted to Lilly.

Pursuant to the terms of the Collaboration Agreement, as partial consideration for the rights granted by the Company, Lilly will pay the Company a one-time, non-refundable, non-creditable upfront payment of $20.0 million, with Lilly also making a $30.0 million equity investment in the Company pursuant to a share purchase agreement between the parties (the “Share Purchase Agreement”). Under the Collaboration Agreement, the Company is also eligible to receive up to approximately $1.25 billion for development, regulatory and commercialization milestones, as well as tiered royalties of up to mid-single digit percentage on product sales on a country-by-country and product-by-product basis until the latest to occur of: (i) the expiration or abandonment of the last-to-expire valid claim in such country covering such product, (ii) the expiration of all data or regulatory exclusivity periods for such product in such country, or (iii) a specified anniversary of the first commercial sale of such product in such country, subject to certain royalty step-down provisions set forth in the Collaboration Agreement.

The Collaboration Agreement includes a specified research term for the parties to perform research and development activities, subject to a one-time option, exercisable by Lilly at its sole discretion, to extend the term. Unless terminated earlier, the Collaboration Agreement will continue on a product-by-product basis until Lilly has no royalty payment obligations with respect to such product or, if earlier, the termination of the Collaboration Agreement or any program in accordance with the terms of the Collaboration Agreement, subject to certain standard reductions and offsets. The Collaboration Agreement may be terminated in its entirety or on a program-by-program basis at any time without cause by Lilly following a specified notice period. The Collaboration Agreement may also be terminated by either party under certain other circumstances, including an uncured material breach of the other party or if a party challenges or opposes any patent owned by the other party and covered by the Collaboration Agreement. If the Collaboration Agreement is terminated with respect to one or more programs, depending on the stage of development, certain rights in the terminated programs revert to the Company, in accordance with the terms of the Collaboration Agreement. The Collaboration Agreement includes various representations, warranties, covenants, indemnities and other customary provisions.

Share Purchase Agreement

In connection with the Collaboration Agreement, ProQR and Lilly entered into the Share Purchase Agreement on September 3, 2021, pursuant to which the Company agreed to issue and sell to Lilly 3,989,976 shares (the “Lilly Shares”) of the Company’s ordinary shares, nominal value €0.04 per share (“Ordinary Shares”), for an aggregate purchase price of $30.0 million. The issuance of the Lilly Shares occurred concurrently with the entry by the parties into the Collaboration Agreement. The Share Purchase Agreement contains customary representations, warranties, and covenants of each party.

Pursuant to the terms of the Share Purchase Agreement, Lilly may not, subject to certain limited exceptions, dispose of any of the Lilly Shares for a period commencing on September 3, 2021 until the earlier of (i) March 3, 2022 and (ii) the date that the Collaboration Agreement is terminated. Additionally, under the Share Purchase Agreement, Lilly may participate in some public offerings and private placements of the Company, subject to share ownership requirements and other limitations set forth in the Share Purchase Agreement. The Company has also granted Lilly certain customary registration rights with respect to the Lilly Shares, including registering such shares for resale on or prior to the expiration of the lockup agreement described above.

The foregoing summaries of the Collaboration Agreement and the Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the respective agreements, copies of which are attached hereto as exhibits to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference. The Company intends to seek confidential treatment from the Securities and Exchange Commission for certain portions of the Collaboration Agreement.

In addition, a copy of the press release announcing the above transactions is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-228251 and File No. 333-248740).

Unregistered Sale of Equity Securities.

As described in the section titled “Share Purchase Agreement” in this Report of Foreign Private Issuer on Form 6-K, which is incorporated in this section by reference, the Company agreed to sell the Lilly Shares to Lilly on September 3, 2021 pursuant to the Share Purchase Agreement and subject to the satisfaction of the closing conditions contained therein. The Lilly Shares were offered and issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. Lilly has represented that it acquired the Lilly Shares for investment only and not with the intent to sell in connection with any distribution thereof, and an appropriate legend was applied to the Lilly Shares.

Cautionary Note on Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding the collaboration with Lilly and the intended benefits thereof, including the upfront payment, equity investment, and milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration, as well as the potential of our technologies and product candidates. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: September 8, 2021	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
10.1*	Research and Collaboration Agreement, dated as of September 3, 2021, by and between ProQR Therapeutics N.V. and Eli Lilly and Company and ProQR Therapeutics VIII B.V.

10.2	Share Purchase Agreement, dated as of September 3, 2021, by and between ProQR Therapeutics N.V. and Eli Lilly and Company.

99.1	Press Release of ProQR Therapeutics N.V. dated September 8, 2021.

* Portions of this exhibit have been redacted pursuant to a request for confidential treatment in accordance with the rules of the Securities and Exchange Commission.